Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoMeat Services Inc.
991 Route 22 West, Suite 200
Bridgewater, NJ 08807
gomeatservices.com

Up to $499,999.50 in Class B Non-Voting Common Stock at $0.90
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GoMeat Services Inc.
Address: 991 Route 22 West, Suite 200, Bridgewater, NJ 08807
State of Incorporation: DE
Date Incorporated: April 07, 2020

Terms:

Equity

Offering Minimum: $9,999.90 | 11,111 shares of Class B Non-Voting Common Stock
Offering Maximum: $499,999.50 | 555,555 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $0.90
Minimum Investment Amount (per investor): $249.30

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<u>Time-Based</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based</u>

$500 | Tier I

10% off on 5 GoMeat Orders + 3% Bonus Shares.

$1,000 | Tier II

15% off on 7 GoMeat Orders + 5% Bonus Shares.

$5,000+ | Tier III

20% off on 10 GoMeat Orders + 10% Bonus Shares.

$10,000+ | Tier IV

30% off on 15 GoMeat Orders + 20% Bonus Shares.

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

GoMeat Services, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.90 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $90. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

A few quick swipes on your phone, and your fresh halal meat is on its way to your doorstep from the store of your choice. Competitive prices. Customize your meat order. Exceptional promotions and discounts. Same-day delivery with order tracking. We provide customer services support for 12 hours a day, 7 days a week.

We believe that GoMeat Services Inc. is the first and only digital marketplace connecting consumers with specialty halal meat stores. We offer same-day delivery services powered by the GoMeat Technology Platform. GoMeat Services Inc. helps solve the common halal meat consumer dilemma of waiting in long lines to get orders filled and get it home delivered. We also help eliminate halal meat retail stores' universal chaotic order acceptance and payment processing issues.

GoMeat Services Inc. generates revenue on each transaction processed on its platform by charging a commission from the halal store on each order and charging the Convenience Fee along with the Delivery Fees on the same order from the customer.

GoMeat Services was formed in 2018 as GoMeat Services LLC and later as a Delaware corporation incorporated in April 2020. We launched our first pilot meat store in January 2019, and since then, we have not stopped moving forward.

Competitors and Industry

Halal meat is not available in traditional grocery stores. It is only available in certified halal retail stores. There are more than 10,000 halal meat stores across North America. Currently, the halal market in North America is estimated at over $32 billion and about $1.5 trillion globally. We currently operate in New Jersey; Chicago, IL; Orlando, FL; Tampa, FL; Miami, FL; Atlanta, GA; Dallas, TX; Houston, TX; and Austin, TX and have an aggressive growth plan to cater to the rising demand of this service nationwide. During the COVID-19 pandemic, our transaction volume has grown 3 times as compared to last year with the same number of stores.

We believe that we are the first and the only marketplace offering an app-based halal meat ordering and same-day home delivery service in the U.S. and globally. There are several web-based individual stores offering halal meat home delivery service (e.g., Halal Box, Shop Crescent Foods, and Boxed Halal), but they are mail delivery services with an arrival time of 3-5 business days. We are more relatable to DoorDash, GrubHub, UberEats, Instacart, Postmates, etc., but the difference is that we are focused on halal meat, ethnic grocery, and halal food where no other companies are operating in this market as such, thus leaving a vacuum in the market for our services.

Current Stage and Roadmap

Current Stage

GoMeat onboarded the first pilot store on our platform in January 2019 in the Somerset, New Jersey area. In the first month, we got 200+ app downloads and about 100 customers. We supported the delivery operations with 1 driver. By June 2020, we had 18 stores in New Jersey and Chicago with 8,000+ downloads and 4,200+ customers in the system. So far, we have processed 4,500 orders supported by 8+ drivers, generating a gross volume of over $260K in 2020. In 2019, our volume was $88K.

As part of our short term expansion plan, after upgrading our GoMeat Technology Platform, we have added about 130 more new stores as of mid December 2020 and expanded our presence in New Jersey; Chicago, IL; Orlando, FL; Tampa, FL; Miami, FL; Atlanta, GA; Dallas, TX; Houston, TX; and Austin, TX. As of December 15, 2020, we are operational with 150 stores on our platform. This expansion is funded by GoMeat Founders bootstrapping.

Roadmap

The core objective of current campaign is to fund our expansion and scale to 500 stores by end of December 2021. We have established the underlying capacity and organizational structure to support this expansion along with a proven blueprint for expansion based on our recent experiences. Our target is to play on our strength and expand our footprint in existing cities and states as there are thousands of unexplored stores available in these cities and states, which we believe have no other such service offerings and has a heavy concentration of our target customers. It is important to note that about 51% of our funding from this campaign is to be used for marketing and promotional offers, if we reach our minimum funding goal.

The Team

Officers and Directors

Name: Waqas Siddiqi

Waqas Siddiqi's current primary role is with SAP America Inc. Waqas Siddiqi currently services 20 Hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: April 10, 2018 - Present
  Responsibilities: Mr. Siddiqi is responsible for leading the company in a strategic direction. He is leading the day to day operations and as well as execution of GoMeat expansion to add more stores, customers and drivers on the GoMeat platform supported by a highly talented team. Mr. Siddiqi does not take a salary compensation.

Other business experience in the past three years:

- **Employer:** SAP America Inc
  Title: Delivery Executive
  Dates of Service: July 01, 2018 - Present
  Responsibilities: SAP Project Management

Other business experience in the past three years:

- **Employer:** SAP America Inc
  Title: Delivery Manager
  Dates of Service: January 01, 2015 - June 30, 2018
  Responsibilities: SAP Project Management

Name: Syed Hamedullah Quadri

Syed Hamedullah Quadri's current primary role is with SAP America Inc. Syed Hamedullah Quadri currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Secretary
  Dates of Service: April 10, 2018 - Present
  Responsibilities: Mr. Quadri is responsible for leading the company in a strategic direction. He is actively involved in day to day operations and execution of GoMeat expansion plan to add more stores, customers and drivers on GoMeat Platform across North America. Mr. Quadri does not take a salary compensation.

Other business experience in the past three years:

- **Employer:** SAP America Inc
  Title: Program Manager
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Project Management of SAP Projects

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Class B Non-

Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food Delivery Services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Non-Voting Common Stock in the amount of up to $500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of

Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the Class B Non-Voting Common Stock is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our services will fail to gain market acceptance for any number of reasons. If the services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

GoMeat Services was initially formed on April 9, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoMeat Services has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

We are an early stage company and have limited revenue and operating history. If you are investing in this company, it's because you think that GoMeat Services is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GoMeat Services or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GoMeat Services could harm our reputation and materially negatively impact our financial condition and business.

Customer base and market acceptance of GoMeat Platform
While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of the GoMeat Platform, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its services portfolio and its e-commerce based GoMeat platform including mobiles apps offer advantages over competitive companies and products, no assurance can be given that GoMeat Services Inc.'s services and platform will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Our services may be subject to governmental regulations affecting home delivery services

Certain state and local laws and regulations govern the meat, grocery and food home delivery services. We will do our best to work within the confines of the law. However, noncompliance with such laws and regulations may cause the appropriate government agency to put a stop hold on our services, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan

The following factors, among others, could affect continued market acceptance and profitability of our services: the introduction of competitive services; any unexpected disruption in meat and grocery supply chain; changes in consumer preferences of online ordering; changes in consumer buying habits; changes in consumer perception regarding the service quality; the level and effectiveness of our sales, marketing and promotions efforts; any unfavorable publicity regarding our brand; litigation or threats of litigation with respect to our services; the price of our services relative to other competing services; price increases resulting from rising commodity costs; introduction of competitive or lower priced services from major online food delivery services such as GrubHub, UberEats and DoorDash etc.

Unanticipated obstacles to the execution of the business plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Inadequacy of Funds

Gross offering proceeds may not achieve our minimum funding target of $150,000 as per our business plan. Management believes that such proceeds will capitalize and sustain GoMeat sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

Risks associated with expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may require additional resources to prevent the diversion of Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer base and market acceptance of GoMeat Platform

While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of the GoMeat Platform, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its services portfolio and its e-commerce based GoMeat platform including mobiles apps offer advantages over competitive companies and products, no assurance can be given that Company Name's services and platform will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Our Services may be subject to governmental regulations affecting Home Delivery Services

Certain state and local laws and regulations govern the meat, grocery, and food home delivery services. We will do our best to work within the confines of the law. However, noncompliance with such laws and regulations may cause the appropriate government agency to put a stop hold on our services, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines. Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan. The following factors, among others, could affect continued market acceptance and profitability of our services:• the introduction of competitive services; • any unexpected disruption in meat and grocery supply chain; • changes in consumer preferences of online ordering; • changes in consumer buying habits; • changes in consumer perception regarding the service quality; • the level and effectiveness of our sales, marketing and promotions efforts; • any unfavorable publicity regarding our brand; • litigation or threats of litigation with respect to our services; • the price of our services relative to other competing services; • price increases resulting from rising commodity costs; • introduction of competitive or lower priced services from major online food delivery services such as GrubHub, UberEats and DoorDash etc.

Unanticipated obstacles to the execution of the business plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under

"Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the safe hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of GoMeat will insulate the Company from excessive reduced demand. Nevertheless, GoMeat has no control over these changes.

No guarantee of return on investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

The Company is currently owned by a few owners (founders) who have voting control in the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, these owners may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant Company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from these founders. For example, founders may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in tum could reduce the price potential investors are willing to pay for the Company. In addition, founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the Board of Directors and common stock holders of the Company. You will not have the right or power to take part in the management of the company and will not be represented on the board of managers of the Company. Accordingly, no person should invest unless he or she is willing to entrust all aspects of management to the Company. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of investment and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Waqas Siddiqi	2,525,253	Class A Voting Common Stock	25.25
Syed Hamedullah Quadri	1,868,687	Class A Voting Common Stock	18.68
Syed Ibrahim Quadri	1,868,687	Class A Voting Common Stock	18.68
Ehsan Mohammad	1,868,687	Class A Voting Common Stock	18.68
Asim Qureshi	1,868,687	Class A Voting Common Stock	18.68

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 555,555 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,001 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was in the Platform Development phase in 2018 and launched with one test store in December 2018. Actual revenue generating operations began in January 2019. Gross volume generated for fiscal year 2019 was approximately $89K. As of Sep. 30, 2020, the company has generated a gross volume of $260K representing almost three times the growth from the prior year 2019. The company is experiencing a significant increase in customers and the number of daily orders, resulting in sales due to the COVID-19 situation. GoMeat Services was formed in 2018 as GoMeat Services LLC and later as a Delaware corporation incorporated in April 2020. Our financials take into account both the LLC and C-Corp.

Financial Milestone

The company is focused on investing in the expansion plan and continued growth of the brand. The COVID-19 situation has boosted the company revenues and expenses with high customer demands, and the management team is fully committed to provide quality services to our customers and enhance the brand reputation.

Gross Revenue

The period ending September 30, 2020 is the most successful for the Company as we gained higher revenues and gross margins. GoMeat generated an overall volume of $260,032 until Sept 30, 2020, which is almost 3 times the volume of $88,976 generated in 2019, and $1,901 in 2018. The most impressive aspect of this volume growth in 2020 is that this volume has been generated from almost same number of stores as in 2019.

Gross Margin

Gross margin was only $37 in 2018, and gross margin for 2019 was ($44,079). Despite our growth in number of stores and traction in terms of repeat orders, we are keeping our costs lean and this improved performance was also attributed to various marketing promotions launched during this time period.

Expenses

The key company's expenses consist of, among other things, marketing, promotions & advertisements. Expenses for the period ending September 2020 increased by $84,070 as compared to expenses for the same period of last year. Approximately 48% of the increase is due to increased advertisements & promotions and digital marketing. Total expenses for 2018 were $68,005, which include General and Admin that amounted to $62,078 and $5,927 in Sales & Marketing. The expenses in 2019 increased to $105,687, which include General and Admin expenses that amounted to $88,412 and Sales & Marketing that amounted to $17,274. Our marketing and promotional expenses will continue to increase substantially as we scale up our operations and gain more territories.

We expect an increase in revenues and improvement in margins with the addition of new stores as part of our scale-up plan.

Historical results and cash flows:

The historical cash flows are representative of what investors should expect in the future, and our valuations are based on those assumptions. The COVID-19 pandemic has made our business quite relevant and has significantly changed the dynamics with a substantial positive impact on the business in 2020. This will bring a positive impact on the valuations, which we have not factored in to remain conservative.

We have maintained a debt-free company and are so far fully funded by our founders. Some of the key numbers based on our unaudited financial statements as of Sept 30, 2020, are: average value of an order is $82, GoMeat Revenue per store is $601, GoMeat Gross Margin % on Volume is 20%, number of total orders until Sep 30, 2020 is 3,157, and active stores are 18.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have maintained a debt-free company and so far fully funded by founders. The founders have been bootstrapping, and we have sufficient cash in hand to continue with our operations easily until next year.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company is fully funded by founders to support the expansion from 20 stores to

150 stores. In last six weeks, we have onboarded approximately 130 more stores in different cities in the U.S. and have 150 stores active on our platform. The funds to be generated from this campaign will be utilized to continue with our operations and expansion of number of stores from 150 to 500 in 2021.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is fully funded by founders to support the expansion from 20 stores to 150 stores by December 2020 and can survive the entire year of 2021 based on operations of those 150 stores. The funds generated from this campaign will be utilized to expand the number of stores from 150 to 500 and to support the company operations accordingly.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our lean monthly burn, with the minimum raise, we will be able to sustain the operations for next 12 months. However, but there may not be any further expansion beyond 150 stores.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our expansion plan and keeping the cost lean with heaving marketing and promotional activity, we believe that with full funding and with 500 stores on our platform, we will be generating substantial cash flows from operations and will be able to fund our operations for at least next 12 months i.e. for entire 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our Reg CF campaign is the only source of funding at this point in time. The situation may change subject to the demands of our growth of operations.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,000,000.90

Valuation Details:

GoMeat Services Inc.'s valuation was calculated based on the Discounted Cash Flow Method of future earnings. GoMeat has generated a volume of $260K in the last 9 months. GoMeat's revenue is about 16.5%, which is $43K. This is generated from an average of 10 stores on the platform. Therefore, per month per store revenue is about $395. With our expansion plan to take stores to 500, we expect $600 per store per month revenue with a 20% margin. With a conservative discount rate of 40%, the valuation comes to about $11 million. However, we are still considering the pre-money valuation of our company at $9M.

The pre-money valuation has been calculated on a fully diluted basis. The company does not have any preferred stock; outstanding options, warrants, or other securities with a right to acquire shares; or any shares reserved for issuance under a stock plan

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  51.5%
  To fund our marketing and promotion campaigns. This includes but not limited to digital marketing for brand creation & awareness, store onboarding & store marketing, app downloads & customer on-boarding, running promotions & discounts to encourage customers to make orders.

- *Customer Services & Tech Platform*
  15.0%
  To fund the customer services and technology operations to support the expansion and growth in stores, customers, and delivery orders.

- *Legal, Professional & Insurance*
  15.0%
  With increased number of stores, customers and drivers in multiple states in US, this amount is expected to fund the legal, professional and insurance costs.

- *Working Capital*
  15.0%
  This amount will be used to fund the operations (working capital) to support the growth and expansion of the stores, customers, and increased number of delivery orders.

If we raise the over allotment amount of $499,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  To be used to fund our marketing and promotion campaigns. This includes but not limited to digital marketing for brand creation & awareness, store onboarding & store marketing, app downloads & customer on-boarding, running promotions & discounts to encourage customers to make orders.

- *Customer Services & Tech Platform*
  20.0%
  To fund the customer services and technology operations to support the expansion and growth in stores, customers, and delivery orders.

- *Legal, Professional & Insurance*
  10.0%
  With an increased number of stores, customers, and drivers in multiple states in the US, this amount is expected to fund the legal, professional, and insurance costs.

- *Working Capital*
  20.0%
  To be used to fund the operations (working capital) to support the growth and expansion of the stores, customers, and increased number of delivery orders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at gomeatservices.com (gomeatservices.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gomeat

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoMeat Services Inc.

[See attached]

GOMEAT SERVICES LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
GoMeat Services LLC
Bridgewater, New Jersey

We have reviewed the accompanying financial statements of GoMeat Services LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 11, 2020
Los Angeles, California

GoMeat Services LLC
Balance Sheet
(Unaudited)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,487	$	17,854
Accounts receivable—net		10,424		5,103
Total current assets		**12,911**		**22,957**
Intangible assets, net	$	192,628	$	19,297
Total assets	$	**205,539**	$	**42,255**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Card	$	539	$	-
Accounts payable		-		223
Total current liabilities		539		223
Total liabilities		539		223
MEMBERS' EQUITY				
Members' equity		204,999		42,032
Total liabilities and members' equity	$	**205,539**	$	**42,255**

GoMeat Services LLC
Statements of Operations
(Unaudited)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	88,976	$	1,901
Cost of goods sold		133,054		1,864
Gross profit		(44,079)		37
Operating expenses				
General and administrative		88,412		62,078
Sales and marketing		17,274		5,927
Total operating expenses		105,687		68,005
Operating income/(loss)		(149,765)		(67,968)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(149,765)		(67,968)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(149,765)	$	(67,968)

See accompanying notes to financial statements.

GoMeat Services LLC
Statements of Changes in Members' Equity
(Unaudited)

(in thousands, $US)	Members' Equity		Accumulated Deficit		Total Members' Equity	
Balance—December 31, 2017	$	-	$	-	$	-
Contribution		110,000		-		110,000
Net income/(loss)		-		(67,968)		(67,968)
Balance—December 31, 2018	$	110,000	$	(67,968)	$	42,032
Contribution		312,733		-		312,733
Net income/(loss)		-		(149,765)		(149,765)
Balance—December 31, 2019	$	422,733	$	(217,734)	$	204,999

See accompanying notes to financial statements.

GOMEAT SERVICES LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(149,765)	$	(67,968)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangibles		20,221		5,772
Changes in operating assets and liabilities:				
Accounts receivable—net		(5,320)		(5,103)
Accounts payable and accrued expenses		(223)		223
Credit Card		539		-
Net cash provided/(used) by operating activities		**(134,549)**		**(67,077)**
CASH FLOW FROM INVESTING ACTIVITIES				
Software development costs		(193,551)		(25,069)
Net cash provided/(used) in investing activities		**(193,551)**		**(25,069)**
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution		312,733		110,000
Net cash provided/(used) by financing activities		**312,733**		**110,000**
Change in cash		(15,367)		17,854
Cash—beginning of year		17,854		-
Cash—end of year	**$**	**2,487**	**$**	**17,854**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

GoMeat Services LLC was formed on April 9, 2018 in the state of Illinois. On October 24, 2018, the company also registered in the state of New Jersey as a Foreign Limited Liability Company. The financial statements of GoMeat Services LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Bridgewater, New Jersey.

GoMeat Services is a digital marketplace connecting customers with their favorite local stores, specially meat stores offering same day delivery service powered by GoMeat technology platform. The Company empowers merchants to grow their businesses by offering on-demand delivery, with live tracking, and better in-store efficiency, providing delightful experiences from door to door. By building the last-mile delivery infrastructure for local cities, GoMeat Services is bringing halal communities closer, one doorstep at a time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Expenses

Costs of Goods Sold include all payments made to stores for the meat sold from their stores via GoMeat platform, GoMeat delivery drivers and other items within focus on the delivery of the order to the end customer.

General and Administrative costs are charges to their respective expense accounts as incurred. Provisions for the application of prepaid expenses have been accounted for through prepaid expense accounts, amounts are expensed on the estimated basis of appropriateness for the years for which incurred.

In accordance with industry practice, the Company reports in current assets and liabilities those amounts relating to accrued expenses and payable over a period in excess of one year.

Intangibles

The Company's intangible consist of trademarks and internally developed platform. The intangibles are amortized straight line over the useful life of the intangible asset. The following are useful lives:

Category	Useful Life
Trademarks	15-20 years
GoMeat Platform	5 - 7 years

See below more for research and development costs

Research and Development Costs

When a company incurs costs on research and development, whether through purchased services or through its own department, it must record the cost as an expense in the period incurred. This includes the cost of materials, equipment and facilities that have no alternative futures -- that is, items that the company does not use for other purposes.

Software products costs are divided into three stages: feasibility studies, software production, distribution, and sales. Only the production stage costs are capitalized. The company amortizes these capitalized costs using the greater of the straight-line charge-off over the useful lives of the items or the ratio of current to future revenues for the software product. As outlined in the intangible, section the Company has been amortizing the costs over the useful life as they are higher. A company can write down its remaining unamortized software production costs if the net realizable value of the product is permanently impaired.

The company does not expect to incur additional costs in the future to same extent as incurred for the year reported.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 11, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		2019		2018
Intangible assets	$	218,621	$	806
Trademarks	$	806	$	806
GoMeat Platform	$	217,814	$	24,263
Accumulated amortization		(25,993)		(5,772)
Intangible assets, Net	$	192,628	$	19,297

Period	Amortization expense
2020	36,350
2021	36,350
2022	36,350
2023	36,350
Thereafter	47,229
Total	$ 192,628

Amortization expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $20,221 and $5,772 respectively.

4.   RELATED PARTY

There are no related party transactions.

5.   COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2018, the company entered into a month to month rental contract with a certain landlord for virtual office. The monthly payment is $275. As of December 31, 2019, and 2018, rent expenses were in the amount of $ 3,249 and $275 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Waqas Siddiqi	20%
Ibrahim S. Quadri	20%
Syed H. Quadri	20%
Asim Qureshi	20%
Ehsan Mohammad	20%

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 11, 2020, the date the financial statements were available to be issued.

The Company provides services classified as an essential business and were permitted to remain open in March 2020 while most local businesses were required to close operations indefinitely in response to an order by the Governor of New Jersey related to the coronavirus (COVID-19) pandemic.

On April 7, 2020, GoMeat Services LLC, an Illinois Limited Liability Company, converted to GoMeat Services Inc., a Delaware C Corporation. GoMeat Services, Inc. is authorized to issue 15,000,000 shares of capital stock consisting of 12,000,000 shares of Common Stock, par value $0.0001 per share and 3,000,000 shares of Preferred Stock, par value $0.0001.

On November 17, 2020, the operating agreement of GoMeat Services LLC was amended to reflect the following ownership:

Members' Name	Ownership
Waqas Siddiqi	25.2525%
Ibrahim S. Quadri	18.6869%
Syed H. Quadri	18.6869%
Asim Qureshi	18.6869%
Ehsan Mohammad	18.6869%

On November 17, 2020, certificate of incorporation was amended to whereby GoMeat Services Inc. is authorized to issue 15,000,000 shares of capital stock consisting of 11,000,000 shares of Class A Voting Common Stock with par value of $0.0001 and 4,000,000 shares of Class B Non-Voting Common Stock with par value of $0.0001.

The Company is currently in process of launching a " Reg CF" crowdfunding campaign on StartEngine Capital, LLC .

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GoMeat Services

Meet the Meat At Your Doorsteps



Meat
The Halal Way
Meat
Grocery
& Food
At your
Door Step
Download App Now!
www.gomeatservices.com

Website | Bridgewater, NJ | FOOD & BEVERAGE | E-COMMERCE

$0.00 raised

0 Investors	**$9M** Valuation
$0.90 Price per Share	**$249.30** Min. Investment
Common Shares Offered	**Equity** Offering Type
$500K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

GoMeat is a grocery ordering and delivery service for Halal and Kosher meat, serving the $32 billion North American Halal meat market—a niche segment of the supermarket industry that has by and large been ignored by other on-demand ordering & delivery apps.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Growing market: GoMeat serves in a $1.5 Trillion market globally and a growing market of $32 billion in North America only with management estimating there being 12,000+ Halal meat & grocery stores.
- Scalable Platform: The GoMeat app has over 8,000 downloads, serving 4,500 customers from the 150 stores operating on our platform.
- Pandemic Proof: GoMeat has tripled its sales revenue since 2019 with repeat orders from customers on a regular frequency with full control over cashflows.

GoMeat provides what other on-demand ordering & delivery grocery apps do not

Many on-demand grocery ordering and home delivery services exist, but for customers who shop at specialized Halal Meat or Kosher stores, options are limited.

Especially during a pandemic, we believe customers of these smaller halal meat and grocery establishments want a safer and smoother way to do their shopping.

How GoMeat Works



Order



Preparation



Delivery

THE PROBLEM

The process to purchase Halal meat is stuck in the past

Halal meat is available only in specialized retail stores, which we believe are often small or medium-sized businesses with low manpower. Intaking orders, order execution and payment processing take precious time to process by hand, whether in person or by phone. Stores do not start processing the order even if placed on the phone until a customer arrives at the store to ensure the order will be picked up and paid for, resulting in long wait lines.

It's inefficient, decreasing the number of orders these retailers can fill and increasing the time that customers must spend waiting in line.



Problems For Consumers
- In-store lines



- Finding Halal stores in the area
- Unreliable delivery service

Problems For Retailers

- Chaotic order in-take
- Time consuming call orders
- Payment processing issues

THE SOLUTION

An online ordering and delivery service for Halal meat



With GoMeat, customers order their Halal meat through either our app or our website.

No more going to the store and waiting around at the meat counter while the order is processed.

Value Proposition For Customers


Promotions & Discounts
Real Time Order/ Driver Tracking
Store Reviews & Loyalty Program
Customization Of Meat Orders
Convenience Of On-Demand Halal Meat Ordering
Fresh Meat Same Day Home Delivery
Competitive Pricing
Customer Service Support
Customers
GoMeat Marketplace Powered By GoMeat Tech Platform

This streamlined process saves time and money for everyone, retailers with an increase in online revenue, and consumers in the form of exciting promotions and discounts.

Value Proposition For Stores


No Setup Fee- Free Tablet
Pay As You Earn
Connecting With GoMeat Customers
Customer Service Support
Stores
GoMeat Marketplace
Powered By GoMeat



Tech Platform

Free Weekly
ACH Transfers

Digital Stores
Experience

Delivery
Capability: 25
Mile Radius

Extensive
Marketing &
Promotional
Campagins

A market untapped by major on-demand grocery services

In 2019, the global Halal meat, grocery, and food market generated $1.5 trillion, with the meat portion alone accounting for $401.17 billion of that total. (Technavio 2020, [34, 51])



2019 Global Halal Market
$1.5 Trillion

2019 Global Halal Meat Market
$401.17 Billion



Halal Meat, Seafood & Poultry

Halal Bakery, Confectionary & Cocoa

Halal Products Segment Share

Halal Beverages

Others

Halal Fruits, Vegetable & Nuts

source: Technavio 2020

The North American Halal meat market is $32 billion (Source 1), and based on internal research, we believe there are more than 12,000 retail stores offering

Halal meat. The global market size for online grocery delivery services is
estimated to grow at CAGR of 29% with $631.84 billion in revenue during the
forecast period 2020-2024.

(Source 1: Halal Food Market by Product, Distribution Channel, and Geography - Forecast and Analysis 2020-2024 Report, Page 93)



 12,000 retail stores offering Halal meat
(this figure is based on internal market research)

source: Technavio 2020

OUR TRACTION

Adding stores and gaining app downloads

We launched in January 2019 using founder funding. As of December 2020, we
have 150 stores operating on our GoMeat Platform, with 8,000+ downloads of the
app (Ios and Android) and around 4,500 orders have been processed so far.







150	8,000+	4,500	4,500+
stores	app downloads	orders	customers







GoMeat recently expanded to reach a total of 150 halal meat stores that cover New Jersey, Chicago, Philly, Atlanta, Orlando, Miami, Dallas, Houston, and Austin.

GoMeat was able to achieve sales of approximately $263,000 from January 2020 to September 2020.



$263,000
2020 Gross Sales Volume

(January 2020 - September 2020)

North American Presence With
Stores & Partnerships

























Farm City Meat

Watani Zabihah Halal Meat

Shilleh Halal Meat & Grocery

Supreme Halal Meat & Grill

Alpharetta Halal Meat

Pukhtun Afghan Cuisine

Chops & Steaks The Real Meat

Shaan Halal Meat Market

Shahnawaz II

Raji Foods Vegetables

Bereket Marketplace

Badri Foods









KHAN BABA
HALAL MEAT & GRILL

SHAHNAWAZ

Sara
Meat Market

AWAMI
BAZAAR
Pakistani & Indian Grocery

WHAT WE DO

GoMeat streamlines the way customers order Halal food

GoMeat customers use either our mobile app or our website to choose from a variety of retailers to place an order.



Welcome
Order and Enjoy
10% off
Meat
Grocery

They then have the choice to either pick their food up at the store or have it delivered directly to their doorstep via our GoDrivers network. With either option, in-store wait times are drastically reduced—or eliminated altogether.



GoMeat

GoMeat

THE BUSINESS MODEL

Service fees from the customer, commission from the retailer

Customers place their orders through the GoMeat app or website, and at checkout, we add a service fee to the price they pay for the goods they purchase.



Welcome
10%

1 **Via App Or Website**
Customer Places Order

2 **At Checkout**
Service Fee Is Added

Additionally, when signing on to use the GoMeat platform, retailers agree on a fixed percentage of the cost of goods sold that will be paid as commission to GoMeat.





Welcome
10%
Store

Retailer Driven Revenue
Fixed % Of COGS Is Paid Commission To GoMeat

HOW WE ARE DIFFERENT

Serving a niche (but massive) population

On-demand grocery ordering and delivery services primarily focus on large, general-purpose supermarkets. Although our service is very similar to what companies like UberEats, GrubHub, and Instacart do, we are unique in that we work specifically with Halal and Kosher meat retailers and their customers.

Halal meat consumption goes beyond the specific communities associated with Halal meat thus resulting in a huge $[illegible] billion market in North America only

Halal meat thus resulting in a huge $32 billion market in North America only.


Welcome
10%
Meat
Grocery
GoMeat
The Halal Way
GoMeat
Customer App


GoMeat
The Halal Way
MEET THE MEAT AT YOUR DOOR
FREE
SAME DAY HOME DELIVERY
NO MORE WAITING IN LINE
AN EFFICIENT & RELIABLE
CROCK-POT
POWER SMOKELESS GRILL
NINJA
GoMeat
THE HALAL WAY
MEET THE MEAT AT YOUR DOOR
ON-DEMAND MEAT DELIVERY SERVICE
Order Now


GoMeat
THE HALAL WAY
MEET THE MEAT AT YOUR DOOR
FREE SAME DAY DELIVERY
Order Now

Expanding across the United States

Our growth strategy is to focus on the adoption and scale of the GoMeat service to create a network effect so as to become an acquisition target of large players in the industry. Our focus remains on:

- **Increase the number of customers**
  - Exceptional Discounts, Promotions & Referral Schemes
- **Increase number of stores**
  - Expand Vertically - Food & Grocery
  - Expand Horizontally - Geographically
- **Scale the GoMeat platform**
  - Invest in People & Technology
  - Optimize Business Processes

In line with our growth strategy, we plan to onboard at least 500 stores and expand our services to multiple states in the USA by the end of 2021. At that point, we hope to also have 300,000 app downloads and upwards of 250 drivers.



In 2021, We Hope To Have...

   

500
stores

300,000
app downloads

250
drivers

250K+
customers

OUR LEADERSHIP

Multi-disciplinary, results-oriented team

The five-member GoMeat founding team has experience ranging from technology and digital transformation to process optimization and organizational change management. Members of GoMeat leadership have had success working with large companies across the globe and are now ready to take on this new endeavor.

GoMeat Founders
Waqas Siddiqi
Ibrahim Quadri
Ehsan Muhammad
Syed Hamed Ullah Quadri
Asim Qureshi











WHY INVEST

Helping make grocery delivery available for all lifestyles

By investing in GoMeat you have the opportunity to join a company that encompasses the following:

- A growing market with limited delivery companies serving this market waiting for the right company to come in and become the standard ordering application

- A platform that is proving to be highly scalable with over 8,000 downloads, a growing number of stores and customers, and an ambitious goal for enhancing these numbers in the near future

- Despite the pandemic, we have increased our revenue by 300% since 2019 with repeat orders from customers

GoMeat expands the market for on-demand groceries and provides the opportunity for people following Halal or Kosher diets to access these time-saving services.






Digital marketplace connecting customers with specialty meat stores offering same day delivery services.

 

Convenience   Time Saving



Pilot Launch

Launched our pilot store and garnered 200+ app downloads, 100+ customers and 1 driver making deliveries. Presence in New Jersey

Launched GoTo Market

Executed our expansion plan. Launched GoTo market

Anticipated Plans 2021

Presence nationwide in the USA. 500 stores, 300k downloads, 250k customers and 250+ drivers.

January 2019

October 2020

December 2021

June 2020

December 2020

Gained Traction

Partnered with 18 stores, gathered 8000+ app downloads, filled 4500+ orders and served 4500 customers with 8+ drivers. Presence in two counties in New Jersey and two more in Chicago.

Growth Plans for 2020

We have achieved 150 stores on-boarded on GoMeat Platform in multiple States in the USA

Meet Our Team







Waqas Siddiqi

Co-Founder & CEO

Over 20 years of professional experience with the biggest consulting and technology companies in the world. Experienced in setting up and running large scale Technology practices in Asia, the Middle East, and North America. Managed Large scale IT and Business Transformation projects for many Fortune 500 companies globally in FMCG, Telco, Public Sector, Utilities, Oil and Gas, and Financial Services. Associated with acquisition and successful execution of several multi-million dollar programs. A Chartered Accountant, PMP, PRINCE2, and Scrum Alliance Certified Professional. Based in New Jersey, USA, and responsible for giving the vision and setting the strategic direction of GoMeat.

Waqas' primary job is with SAP America, Inc. as a Delivery Executive. Waqas works for GoMeat for 20 hours per work.





Syed Hamed Quadri

Co-Founder & Secretary

Over 15 years of professional experience in the financial capital market, banking, Food industry, and with Leading Technology companies. Experience applying people management, process optimization, and technical problem-solving skills to improve team and program performances. Managed and implemented complex technology industry solutions such as Banking, CRM system, Insurance Billing, Treasury Risk Mgmt., International GRC,. Experienced and results-oriented professional with analytical, conceptual, and people skills with a "can-do" attitude. Have demonstrated a record of success in large scale projects in a multinational and multicultural environment. BS in Network technologies, MBA, Network Security Certification, PMP, Scrum Master, and Agile. Based in Chicago IL, USA.

Syed's primary job is with SAP America, Inc. as a Program Manager. Syed works for GoMeat for 20 hours per work.





Syed Ibrahim Quadri

Co-Founder

Over 25 years of professional experience with the biggest consulting and Technology companies in the world. A Global Director in the Digital Transformation Office of one of the largest Enterprise Application company. Experienced in business transformation programs across several companies in industries such as Financial Services, Oil & Gas, Manufacturing and Life Sciences. Active involvement in community services and striving to make this world a better place for generations to come. Based in New Jersey, USA





Ehsan Mohammad

Co-Founder

Experienced and results-oriented professional with over 20 years of experience in technology and business development projects across various industries. Proven



Asim Qureshi

Co-Founder

Over 20 years Professional Experience in wide range of Sales, Business Development, Project Management, Business Intelligence, and ERP Implementations. Multi-industry projects across various industries. Proven record of success in large scale projects including those in multi-national and multi-cultural environments. Industry experience in Insurance, Financial Services, Utilities, High-Tech, and Public Sector domains including building long term relationships with Executive & C-level management. PMP certified and a technology evangelist with deep interest in new disciplines like cloud and blockchain. Based in Boston, MA USA.



and ERP implementations. Multi-industry acumen having expertise in business intelligence business process analysis and re-engineering, business process transformation, application development, program management, and change management. Experience in full cycle of building alliance and partnership with vendor as well as customer all the way to recognizing revenue. Bachelor of Science in Aerospace and Mechanical Engineering; Master of Science in Technology Management; MBA in Strategy Management; Six Sigma Blackbelt. Based in Atlanta, GA USA





Naseem Abbasi
Director Operations - Full Time Contractor

A natural leader who leads from the very front and stays on top of all GoMeat operational matters. Thorough experience of management in Sales and Customer Services teams. Have been a corporate Trainer with 12 years of experience in BPO industry (inbound, outbound, B2B, and B2C campaigns). Have lead integrated campaigns with major and well reputed companies, such as KeepTruckin and Ibex Global (TRG). A self-made professional who love to mentor upcoming professionals. Loves Cricket and Snooker and never forgets to spare time to play these games. Managing GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Nouman Ali
Finance Lead - Full Time Contractor

An Accounting professional with a Certificate in Accounting and Finance (CAF) from The Institute of Chartered Accountants of Pakistan. Skilled and experienced in Financial Reporting, Auditing, Data Analysis, Microsoft Excel and Cloud-based accounting solutions. Currently leading the Finance & Accounting for GoMeat Services. Before joining GoMeat, has worked with a member firm of Morrison KSi where he was involved in providing Audit, Accounting and Consultancy services to clients from different industrial sectors. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Saif Ullah Khalid
Graphic Designer & Animator - Full Time Contractor

One of the first employees of GoMeat accredited from designing the logo of the company to all designs and leading creatives for GoMeat digital campaigns. Saif is the Graphics Design Lead for GoMeat and an accomplished animator, film maker full of creative ideas. Pursuing the career from years and bringing creative ideas and innovations to life inspiring people. Working on multiple tasks Graphics, videos, animations, Web designing, Ui, Ux, app designing and developments. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Fajer Mehmood
Customer Services Lead - Full Time Contractor

Self-made, experienced, creative, and dedicated person with strong management and problem-solving skills. Fajer is the first employee to support GoMeat operations since the Pilot store launch in Jan 2019 and currently working as one of the two Customer Services Lead at GoMeat managing a team of Customer Services Representatives facilitating stores and the customers from order placement to order delivery and in every step of order execution. Outstanding communication skills and a key contributor in designing and implementing the CS processes with constant feedback for improvement from customers and stores. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.













Sarah Saquib
Customer Services Lead - Full Time Contractor

Sarah is one of the first employees of GoMeat and currently working as one of the two Customer Services lead managing a team of Customer Services Representatives facilitating stores and the customers from order placement to order delivery and in every step of order execution. She is highly acknowledged by stores and customers with many complements from stores and customer alike for solving their problems. One of the key contributors in designing and implementing the continuous evolving GoMeat Customer Services process to facilitate the stores and customers alike. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Kanwal Sultan
Stores On-Boarding Lead - Full Time Contractor

Dynamic Store On-Boarding lead, taking the challenge head on to bring new stores on GoMeat Platform and responsible to ensure target number of stores are always available and active for customers and very successfull so far. Before joining GoMeat, I had worked as a freelance content writer and gained leadership and management experience through working with university level societies. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Maliha Abidi
Drivers On-Boarding Lead - Full Time Contractor

Responsible for ensuring appropriate numbers of drivers are always active on GoMeat platform to support delivery operations. A brand management, research, advertising & media professional from Institute of Business Administration (IBA) Karachi. With my competitive streak, if there is one thing that my experience with big names, such as Orient, Unilever, Telenor, Engro, AIESEC, The IBA Karachi, Opensource Pakistan, Careem, and now GoMeat Services has taught me, is that learning is a life-long process that must be embraced eagerly. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Zakri Somji
Store Menu Lead - Full Time Contractor

Experienced in working with several large Financial Services and Insurance organizations as a financial analyst. Currently leading the key role of GoMeat menu pricing & optimization. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Huzaifa Bajwa
Developer - Full Time Contractor

Bringing in huge experience of Full Stack Development and associated technologies, Huzaifa is leading the GoMeat Platform evolution to next phase with a vision to be the best in class to support the GoMeat operations and expansion. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Syeda Maryam
HR Lead - Full Time Contractor

A motivated human resource graduate with strong analytical, organizational, relationship building and empathetic skills. Have demonstrated strong problem-solving skills, conflict management and outstanding communication skills. Currently leading the Human Resource area for GoMeat Services, and remain passionate about learning new skills and staying keen on utilizing her passion for providing excellent services as an HR lead at GoMeat. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.



Ain Ul Momina
Graphics & Design Executive - Full Time Contractor

A fresh starter of design and graphics with amazing creative ideas and skills to bring them to life. Supporting GoMeat creatives and design for several campaigns for Stores, Customers and Drivers. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.





Asad Humayun
Finance Team Member - Full Time Contractor

A fresh starter of Finance & Accounting and a qualified ACCA. Supporting GoMeat Services Inc. USA operations via sub-contractor GoMeat Pvt Ltd as a full time (40 hours / week) contractor.



Offering Summary

Company :	GoMeat Services Inc.
Corporate Address :	991 Route 22 West, Suite 200, Bridgewater, NJ 08807
Offering Minimum :	$9,999.90
Offering Maximum :	$499,999.50
Minimum Investment Amount (per investor) :	$249.30

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Common Stock
Minimum Number of Shares Offered :	11,111
Maximum Number of Shares Offered :	555,555
Price per Share :	$0.90
Pre-Money Valuation :	$9,000,000.90

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based</u>

$500 | Tier I

10% off on 5 GoMeat Orders + 3% Bonus Shares.

$1,000 | Tier II

15% off on 7 GoMeat Orders + 5% Bonus Shares.

$5,000+ | Tier III

20% off on 10 GoMeat Orders + 10% Bonus Shares.

$10,000+ | Tier IV

30% off on 15 GoMeat Orders + 20% Bonus Shares.

*All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

GoMeat Services, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.90 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $90. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: tired of long lines

Save time and money

Get back to your busy day

Order halal meat conveniently online direct

With GoMeat

Competitive prices

You can customize your meat order

With same-day home delivery

Track your order every step of the way

Exceptional promotions and discounts

Check the reviews anytime

24/7 customer support

With GoMeat the halal way

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:54 PM 11/17/2020
FILED 07:54 PM 11/17/2020
SR 20208430306 - File Number 7896091

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GOMEAT SERVICES INC.

GoMeat Services Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on April 7, 2020, and amended on June 17, 2020. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is GoMeat Services Inc. (the "**Corporation**").

Article II

The address of the registered office of the Company in the State of Delaware is 1201 Orange Street, Suite 600, City of Wilmington, County of New Castle, 19801, and the name of its registered agent at such address is Agents and Corporations, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Fifteen Million (15,000,000) shares of common stock, consisting of: (i) Eleven Million (11,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Four Million (4,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then

outstanding) by the affirmative vote of the holders of Class A Common Stock. The Board of Directors, may in its sole discretion, and at any time, cause the Class B Non-Voting Common Stock to be converted into shares of Class A Voting Common Stock, on a one-for-one basis.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article XIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of November 17, 2020.

Waqas Siddiqi
_____
Waqas Siddiqi, Chief Executive Officer